Exhibit 21.1

LISTING OF SUBSIDIARIES OF GENERAC HOLDINGS INC.

Generac Holdings Inc.
Subsidiaries (all 100% owned)

Subsidiaries of the Registrant	State or Other Jurisdiction of Incorporation
Generac Acquisition Corp.	Delaware, U.S.
Generac Power Systems, Inc.	Wisconsin, U.S.
Pro Power Solutions, LLC	Georgia, U.S.